Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

713-229-6300

VIA EDGAR AND FEDEX	August 14, 2013

Ms. Anne Nguyen Parker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dune Energy, Inc.
Registration Statement on Form S-1
Filed July 26, 2013
File No. 333-190193

Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 000-27897

Dear Ms. Parker:

Set forth below are the responses of Dune Energy, Inc., a Delaware corporation (“Dune”, “we”, “us” or “our”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) by letter dated August 5, 2013, with respect to Dune’s Registration Statement on Form S-1 filed July 26, 2013 (File No. 333-190193) and Form 10-K for Fiscal Year Ended December 31, 2012 filed March 8, 2013 (File No. 000-27897).

Each of our responses is preceded by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business and Properties, page 3

Core Areas of Operation and Certain Key Properties, page 5

2. You disclose fields to which you have attributed proved reserves – Garden Island Bay, Leeville, etc. Please amend your document to disclose the fields to which you have attributed unproved reserves.

Ms. Anne Nguyen Parker

August 14, 2013

Response:

As of the Form 10-K submittal for the Fiscal Year Ended December 31, 2012 Dune has included estimates of both Proved and Unproved (Probable / Possible) reserves for its producing fields. The Probable reserves referenced in the 10-K (page 7) are associated with Bateman Lake, Chocolate Bayou, Columbus, Garden Island Bay, Leeville, and North Broussard fields. The Possible reserves reference in the 10-K (page 7) are associated with Bateman Lake and Garden Island Bay fields. In future Form 10-K submittals Dune will specifically reference all fields with attributed Unproven (Probable / Possible) reserves.

Natural Gas and Oil Reserves, page 7

3. Item 1202(a)(5) of Regulation S-K requires “If the registrant discloses probable or possible reserves, discuss the uncertainty related to such reserves estimates.” Item 1202(a)(6) requires “…a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed.” Please amend your document to discuss the technologies you used to estimate your unproved reserves.

Response:

In response to the Staff’s comment Dune will revise future filings to include in its Part 1 summary of Natural Gas and Oil reserves enhanced disclosure based on the disclosure currently set forth in Note 13 – Supplemental Oil and gas Information (Unaudited), page F-23, Reserves. This disclosure will contain commentary on the uncertainty of both Probable and Possible reserves and the methods upon which these estimates are calculated.

In reference to the Staff’s instruction to provide a discussion of the technologies used to establish the appropriate levels of certainty for reserve estimates, Dune highlights Part 2, Item 7, page 32, Business Strategy wherein Dune has provided commentary of the state of the art technologies (3D seismic data, pre-stack depth and reverse time migration seismic processing, directional drilling and enhanced completion and production techniques) it employs in the identification, categorization, quantification and uncertainty of oil and gas reserves. In future filings, Dune will reorganize and enhance this disclosure, including it with Dune’s discussion of Natural Gas and Oil Reserves and clarifying how it is used to assess reserve quality.

4. If you have attributed unproved reserves to properties that have no proved reserves, describe the circumstances for this situation. Refer to Compliance and Disclosure Interpretations (“C&DIs”) Question 117.02 at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:

As of the Form 10-K submittal for the Fiscal Year Ended December 31, 2012 Dune has not attributed any unproved reserves (Probable / Possible) to properties that have no Proved reserves.

Ms. Anne Nguyen Parker

August 14, 2013

5. The third party engineering report filed with your January 18, 2013 registration statement attributes to you total probable reserves of 18.4 BCFE as of June 30, 2012. This is 27% less than the 25.4 BCFE total probable reserves you claimed as of December 31, 2012. Please reconcile for us the applicable sources of change(s) due to revisions, extensions/discoveries, acquisitions and/or improved recovery. Include the figures for significant changes in prices, estimated future production costs and estimated future development costs.

Response:

As requested by the Staff please find below Dune’s reconciliation of the Probable Reserve differences between the Form 10-K submittal for the Fiscal Year Ended December 31, 2012 and the third party engineering report (effective date June 30, 2012) filed with the January 18, 2013 registration statement. In future Form 10-K submittals Dune will specifically reference and reconcile any differences between our mid-year reserve report and year-end reserves claimed in the 10-K.

Probable Reserves	Oil (Mbbl)	Natural Gas (MMcf)	Total (MMcfe)	Future Net Revenue ($M)	PV@10% ($M)
As of 6/30/2012	961	12,658	18,424	125,808	75,388
Purchases	—	—	—	—	—
Extensions & Discoveries	—	—	—	—	—
Revisions	729	2,594	6,968	49,376	33,350
As of 12/31/2012	1,690	15,252	25,392	175,184	108,738

Note 13 – Supplemental Oil and gas Information (Unaudited), page F-23

Reserves, page F-24

6. You present the sum of proved, probable and possible reserves. Please amend your document to delete this sum and disclose only each category separately. Refer to Compliance and Disclosure Interpretations (“C&DIs”) Question 105.01 at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:

In future Form 10-K submittals Dune will specifically provide reserves estimates only by separate categories (Proved, Probable, Possible) and will not provide total Reserve sums.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating

Ms. Anne Nguyen Parker

August 14, 2013

to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to Mr. Joseph Fore at (512) 457-7129 or Joseph.Fore@dlapiper.com.

Very truly yours,

DUNE ENERGY, INC.

Cc:	Mr. Paul Monsour
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549